Filed Pursuant to Rule 433
Registration Statement No. 333-149044
Filed June 16, 2008

The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain the base prospectus at no charge from Thornburg Mortgage, Inc., if you request it in writing to Thornburg Mortgage, Inc., 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501, Attention: Structured Finance.

This free writing prospectus consists of a transcript of an earnings conference call held on June 12, 2008, conducted by Larry A. Goldstone, President and Chief Executive Officer of Thornburg Mortgage, Inc. and Clarence G. Simmons, III, Chief Financial Officer of Thornburg Mortgage, Inc. None of the issuer, any of its affiliates or any underwriter of securities in the offering to which this free writing prospectus relates participated in the preparation or dissemination of this free writing prospectus, nor did the issuer, any of its affiliates or any such underwriter use or refer to this free writing prospectus in the offering or sale of any securities.

Final Transcript

THORNBURG MORTGAGE: Earnings Conference Call

June 12, 2008/10:00 a.m. EDT

SPEAKERS

Larry Goldstone – President and CEO
Clay Simmons - CFO

ANALYSTS

Stephen Laws – Deutsche Bank
Paul Miller – FBR Capital Markets
Shelly Bergman – Morgan Stanley
Ravi Chopra – Samlyn
Elliott Katz – Stifel Nicolaus
Tayo Okusanya – UBS
Matthew Dundon – Miller Tabak Roberts Securities
Michael Hussey – Mid-Continent Capital
Jay Lustig – Equibond Incorporated
Kevin Starke – CRT Capital
Robert Clutterbuck – The Clutterbuck Firm
John Wagner – Camden Asset Management
Jeff Tudas – Summit Wealth Advisors
Matthew Ehmer – Solar Plank Capital
Jim Willett – TBT Securities

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

PRESENTATION
Moderator
Ladies and gentlemen, thank you for standing by. Welcome to the Thornburg Mortgage Earnings conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session with instructions being given at that time. As a reminder, today’s conference is being recorded.

Certain matters discussed in this conference call may constitute forward-looking statements within the meaning of the Federal Securities Laws. Actual results and the timing of certain events can differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors including general economic conditions, interest rates, the availability of ARM securities and loans for acquisitions and other risk factors outlined in the company’s SEC reports and the annual report on Form 10-K.

With that being said, I would now like to turn the conference over to your host, Mr. Larry Goldstone. Please go ahead sir.

L. Goldstone
Thank you, operator. Good morning, everyone. I’m also joined here by Clay Simmons, our Chief Financial Officer, who is going to help with some of the Q&A certainly as we move through this earnings call.

So, I guess we are certainly pleased to be able to issue this earnings release. We have been working very hard and very diligently to complete our financial statements for the first quarter. It has been an extraordinarily difficult and arduous and complicated process to get to this point.

In fact, for those of you that have seen the release, you’ll note that we have not even attached a balance sheet or an income statement to this release because we have not completed those formal financial statements. But, we hope to be filing a 10-Q early sometime next week and obviously, we will have a full set of financial statements in that 10-Q. But, we felt that it was important to at least get as much news into the marketplace as we could as soon as we could and this is the earliest opportunity that we’ve been able to provide this communication. We appreciate your calls or your participation this morning.

Obviously, a substantial loss - $3.3 billon. I’m not even sure “substantial” is quite the right word, but $3.3 billion loss in the first quarter. I’m not so sure that I would call that necessarily an operating loss. I think that there were a number of factors that are non-recurring in nature and are accounting driven more than anything else, I would say, that led to us posting a $3.3 billion loss.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

The single biggest item in the first quarter is the fact that we recorded through income an unrealized fair market value loss on our mortgage securities portfolio and our securitized ARM loan portfolio in the amount of a little over $1.5 billion.

That is an unrealized fair market value adjustment and we are required to run that through the income statement in this quarter, and we were required to do the same or we did the same in the fourth quarter because the company continues to have a going concern issue, which is an accounting determination. It is not an operating determination, but it is an accounting determination with respect to our ability to hold these assets to maturity.

Because we cannot demonstrate a definitive ability to hold these assets to maturity, we are required to mark them to market and run that market value adjustment through the income statement. So, that generated a $1.5 billion fair market value loss.

The second largest item, which is also accounting related and which has been principally responsible for the delay in our ability to release our earnings and in our ability to file our 10-Q, is the accounting for the senior subordinated note transaction that we closed on March 31st. It is an extremely complicated transaction because the issue has multiple instruments that were offered to those investors and not all of those instruments are necessarily going to be effective going forward.

Consequently, there are different combinations of outcomes that are possible depending upon how future events were to occur and we had to fair value all of those individual component parts as of March 31st, which was particularly complicated by the fact that it was the last day of the quarter. Consequently, when your fair value things are looking for a market level pricing information, but this transaction was barely even in the market. That’s not even necessarily digested by the market. And so, this process has been very, very complex.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

There is no definitive accounting literature or precedent that would have helped us through this process. All said and done though, we determined that on March 31st, or we estimate that on March 31st, the fair market value of the transaction was $950 million, or $949 million greater than the actual proceeds that we received from the transaction. Consequently, we had to mark that $949 million fair market value different as a loss from an income perspective and a reduction in our equity account.

That loss is principally determined by two components. We determined on a probability-weighted basis that the senior subordinated notes, just the notes, the debt instruments, excluding the warrants, excluding the Principal Participation Agreement; the debt instrument alone had a fair market value loss of $428 million. Then, we had to fair value all of the components of the warrants. This was particularly complicated as well because we had initial warrants, we have escrow warrants and then we have contingent warrants. And so, all of those had to be fair market valued.

In addition, we had to fair market value the Principal Participation Agreement, which is an agreement whereby the senior subordinated note holders will be able to collect all of the principal pay downs and the terminal fair market value of our mortgage-backed securities portfolio currently being funded in the Reverse Repurchase Agreement market in the event that we do not successfully increase the number of authorized shares and we do not successfully complete the tender offer for the preferred stock.

Obviously, that is a probability-weighted calculation as well. And so, we determined that on a probability-weighted basis, the fair value loss attributable to the warrants and the Principal Participation Agreement was $520 million.

We will be detailing the fine points of that transaction in the 10-Q. There are multiple line items that will be added to our balance sheet and to our income statement that will breakout the various component parts of the accounting for this transaction, but the bottom line sum total is the fact that we are recording a $940 million fair market value loss; again, an unrealized loss as of March 31, attributable to the issuance of the senior subordinated secured notes.

The third principal item in this earnings release is the fact that during the first quarter, we also sold $4.3 billion worth of our assets as the company received margin calls in excess of its available liquidity and therefore, found it necessary to reduce the size of its Reverse Repurchase Agreement borrowings and its commercial paper borrowings; actually, that’s not true - just Reverse Repurchase Agreement borrowings - through the sale of assets. We realized a $651 million loss on the sale of $4.3 billion of our purchased ARM assets or our mortgage-backed securities.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

Additionally, and the fourth item would be an additional unrealized loss of $126 million that was related to us entering into some permanent debt financing transactions whereby we took some of our own created mortgage securities and issued them into the market in the form of additional collateralized mortgage debt. But before we could issue those, we had to fair market value them. And so, there’s an additional $126 million fair market value loss on that. All told, that accounts for the lion’s share of the loss realized in the quarter.

I think the next item to bring to your attention is the fact that the credit quality in the portfolio - and this is kind of the disappointing part of this whole thing, this whole series of events. The credit quality in our portfolio continues to perform extremely well. We have seen a continued modest increase in our 60-plus day delinquent loans, but losses on our loan portfolio continue to be very small; actual realized losses continue to be real small, very low on our mortgage loan portfolio. We don’t anticipate that our losses are going to get significantly out of hand certainly relative to our expectations and what used to be our old reserve levels.

I should also note, however, that in the context of some of these unrealized fair market value adjustments that we’ve taken in the quarter, many of those are in the form of impairments. Some of those impairments are going to replace what used to be our credit reserve. And so, effectively in the quarter, we reversed all of our credit reserves and then we fair market valued those mortgage assets in the context of an impairment charge. The net of those two is the impairment charge or fair market value adjustment going forward.

Given that we believe we now have a $500 million fair market value impairment charge, that is well in excess of any reserve requirements. We don’t anticipate we’ll be taken any reserves on a going forward basis.

Our mortgage securities portfolio continues to perform extraordinarily well also. I believe that we had one security that was technically down or was actually downgraded in the first quarter with a carrying value of about $5 million. We had 18 additional securities in the second quarter there were downgraded with a carrying value of about $80 million.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

Interestingly enough, as we evaluate the credit enhancement structures, the credit enhancement levels, we do not believe that we have any material risk of actual principal loss as a result of credit losses in those securities. But, what we are seeing or observing is that the credit rating agencies are getting more stringent and are changing even their historical guidelines for how they historically have rated old and existing securities in the marketplace.

But nonetheless, on balance, our credit quality continues to be extraordinary. Consequently, I think that suggests that many of these unrealized fair market value charges, which by the way now total $2.2 billion, are going to be very likely realized over the coming years as we accrete some of those impairment charges back into income and recapture that as part of our capital base going forward.

A couple of other issues. We want to talk a little bit about the origination business. We were seeing some very, very good rebuilding of our loan origination business as we got through the fourth quarter and got into the first quarter of this year. We were seeing sequential month-over-month increases in our loan funding and sequential month-over-month increases in our locked pipeline, all of which came to a screeching halt once we got to the latter part of February. We were unable to resume loan originations and loan fundings until we got past our recapitalization plan and then we had to go back to our warehouse lenders and renegotiate warehouse lines of credit.

But, we were successful in accomplishing that in the April/May time frame. Today, we have $400 million of committed warehouse capacity. Those are six-month facilities, which we believe could be extended for another six months once we get to the end of the first six-month term. With that $400 million of warehouse capacity, we then began funding our locked pipeline that had been pending funding. All told, we funded since the end of the first quarter $239 million worth of loans.

Those loans are now set to be securitized. We’ve been working with the rating agencies and once we get our 10-Q filed, we anticipate the possibility of being in the market with a securitization transaction. We have gotten some preliminary indications that this transaction will, in effect, get done and maybe even more optimistically, we believe that we have seen mortgage spreads beginning to tighten in this second quarter. Prices for mortgage securities are improving.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

Anecdotally, I guess, also what we noticed is that there seems to be a lot of mortgage paper for sale in the market, but not a whole lot of good quality mortgage paper for sale in the market. We happen to be a seller of good quality mortgage paper. Consequently, we may get some preferential treatment; may get some preferential treatment in the market once we are out there.

Once we get the securitization completed, which we hope will be done by the end of this month but may carry into July, we then hope to begin pricing our new loan products an figuring out which loan products we’re going to offer and hopefully begin to start locking new loans and taking new loan applications. That’ll be another step in the process of restarting our loan origination business.

We also want to talk a little bit about what we need to focus on going forward. Obviously, today is the annual shareholder meeting. There is a very significant and important shareholder vote that is going to be completed today. In addition to electing three directors, we are asking our shareholders to approve an increase in our authorized number of shares from 500 million to 4 billion shares. In addition, we’re asking our common shareholders to vote to modify the terms of our four series of outstanding preferred stock.

So, we will be announcing the results of that vote towards the end of business today. That is a significant condition that we need to satisfy in order to allow us to ultimately terminate this Principal Participation Agreement, which is instrumentally allowing the company to return to normalized operations.

The second hurdle that we need to get over with respect to allowing us to terminate the Principal Participation Agreement is the successful tender of our preferred stock. There are currently two issues that we are dealing with right this minute. One of them is that in order to begin to market the tender offer for the preferred stock, we need to file an S-4 with the SEC. That is a long-form filing that will require up to 30 days of SEC review and potentially another couple of weeks after that for the company to process those comments and have an effective S-4 registration statement.

That document will then allow us to announce and launch the tender offer and begin to market that tender offer. I believe we need to leave that offer open for at least 22 business days. And so, right now, we’re looking at probably an end of August earliest date for being able to successfully complete the tender offer.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

However, for those of you who have been following the company, you might also note that in the original senior subordinated note transaction, there was a deadline imposed upon the successful completion of the tender offer; that being June 30th. And so, the second thing that we are in the process of doing is we are in the process of working with the participants in the escrow agreement where the tender offer funds are currently behind held to get an extension of that escrow agreement from June 30th to September 30th to give us sufficient and ample time to complete the tender offer.

Once that is done, we will then terminate the Principal Participation Agreement and at the same time, the interest rate on the senior subordinated notes will revert back to 12%, retroactive to March 31 of this year, as opposed to what it could be, which is 18% if we don’t get over that issue.

That’s where our attention is going to be focused. That S-4 filing cannot take place, the common stock resale prospectus for the warrants and the common stocks that have already been issued cannot be filed, a securitization cannot be completed and the resale prospectus for the senior subordinated notes cannot be filed until we get our 10-Q on file with the SEC.

So completing the 10-Q, which we hope will be done, as I said, early next week, is a significant item that we have to get behind us. On the heels of that will follow a whole series of filings that will then allow us to move to the next phase of this business as we try to navigate through this market environment.

I believe that that pretty much covers everything. Well, I guess I want to make one more comment. I will note that we have at the end of March $31 billion in assets. We have an interest rate environment and a cost of funds that is very favorable. We are funding our repo book at LIBOR plus 35 basis points. We are funding our collateralized mortgage debt with a substantial amount of floating rate debt that is probably averaging LIBOR plus 25 basis points.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

The yield curve is positively sloped. We have seen a dramatic decline in short-term interest rates. We have eliminated virtually all of our interest rate hedging transactions. Consequently, we do stand to benefit and do believe that we could be profitable at some point over the balance of this year, absent all of these one-time and non-recurring types of events.

So the operating environment, while difficult from a portfolio financing perspective, is actually about as favorable as we’ve seen it in a long time from a yield curve and an interest rate perspective. Consequently, we do have some degree of optimism about where we might be able to go in the future here given the ability to continue to operate and deal with some of our financing and accounting issues.

I think that will conclude my remarks. Operator, I’d be happy to open it up for questions.

Moderator	Thank you. (Operator’s instructions.) Our first question will come from the line of Stephen Laws of Deutsche Bank. Please go ahead.

S. Laws
Hello, good morning. One quick question, Larry. In the press release, it talks of fees totaling $70 million paid for committed lines and the termination of certain Reverse Repurchase Agreements. Can you maybe break that out between the two? Is that $70 million one-time in expenses, or are the fees on the committed lines going to continue?

L. Goldstone
The $70 million is a one-time fee. If you’ll recalls, and Clay, maybe you can help me with the breakout. I don’t know if you remember what they are. If you’ll recall from the third and fourth quarter earnings releases, we had indicated that we had entered into some committed repo lines in order to ensure that we had financing over the end of the third quarter and over the fourth quarter. Those were typically four- to six-month repo agreements. And so, part of that $70 million is the expensing of the upfront commitment fee that we paid for those facilities. I believe they were in the neighborhood of $2 billion or so.

We also had a variety of structured repo transactions, which were long-term transactions where there were some interest rate features that were advantageous in certain environments and not so advantageous in others. We were required by our repo lenders to pair those off and terminate them. There was a fair market value loss associated with that.

We’ll break them out in the Q. Stephen, I don’t think we know what the numbers are today.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

S. Laws	That’s fine. I’m just trying to get to if I’m looking at projecting what net interest income is going forward, that’s the $70 million I should not include in the expense side.

C. Simmons	Right. You should back that out. That’s correct.

S. Laws	Okay. That’s what I’m trying to get to. Thank you very much.

L. Goldstone
Maybe to offer one additional hint though, or some guidance as you think about projecting interest expense is the warrants that we issued to the override lenders and then the contingent warrants that we may issue to the override lenders will be accounted for a “a commitment fee.” Is that right way to think about it, Clyde?

C. Simmons	Discount.

L. Goldstone	—Or as a discount on the repo financing. And so, the fair value of that will need to be amortized as a component of interest expense as we think about interest expense going forward.

S. Laws	Okay. Great. That’s helpful.

Moderator	Thank you. Next, we’ll go to the line of Paul Miller of FBR Capital Markets. Please go ahead.

A. Frank
Good morning. This is Annette Frank. Larry, on the escrow agreement, where you are trying to get an extension, what’s the time line on this? Do you need to get a 100% vote on this or 100% agreement by the shareholders?

L. Goldstone	We do need 100% agreement from everybody that’s a participant in the escrow agreement and we need to get that done by June 30th.

A. Frank	Okay. A quick question on the business opportunities. We’ve seen the yield curve has flattened out slightly over the past few weeks. Are you seeing any changes with respect to margins on new loans?

L. Goldstone
Well, we’re not really originating any new loans right this minute. I think that the sequence of events with respect to us getting back into the loan origination business on an active way is as follows: The first thing we needed to do was get the warehouse lines in place. Then what we did is we funded all of the previously locked and committed loans that were in our pipeline. That’s what the $249 million is we referenced in the press release.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

Then we need to get those securitized and issued into the market and financed in a securitization transaction. That will then give us some market information and market intelligence about just exactly where our financing rates can be, which will then drive what our mortgage rates are going to be. And so, my expectation is that it’s going to be July before we start originating new loans, making new locks and taking new loan applications.

A. Frank	Okay. Thank you very much.

Moderator	Thank you. Next, we’ll go to the line of Shelly Bergman of Morgan Stanley. Please go ahead.

S. Bergman
Hello. Thanks for taking my call. Myself and my clients have a pretty sizeable position in a couple of the preferreds. Why is it an owner of the preferreds, given the cumulative nature, would even think about tendering it at $5 a share?

L. Goldstone
Well, it’s actually $5 a share plus roughly 3.5 shares of common stock. If the preferreds do not tender their shares and a tender offer is not successful, then this Principal Participation Agreement that I referenced earlier is going to remain in effect because it is in effect today. What that means is that the participants of that agreement, which are all of the senior subordinated secured note holders, are going to have the right to collect 100% of all of the principal cash flows on all of our mortgage-backed securities portfolios until the year 2015, after which they will be entitled to sell the remaining collateral and they will be entitled to the proceeds from that sale.

Those payments will not be used to pay down the senior notes, $305 million of senior notes. They will not be used to pay down the $1.150 billion of senior subordinated notes. They won’t be used to pay down the $240 million of sub notes. Consequently, it is very likely that the preferred shareholders will have nothing at the end of the transaction.

S. Bergman	But, the transaction cannot go through unless we approve it, correct?

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

L. Goldstone
No. The transaction is a done transaction. It is simply a question of whether the company will have the ability to use its mortgage payments to operate the business and grow shareholder value and grow its origination franchise going forward, or if it will be required to turn over all those principal payments to the senior subordinated secured note holders, in which case essentially the preferred shareholders are going to see absolutely no value.

C. Simmons	And also pay an additional 6% interest on the notes.

L. Goldstone	That’s right. The notes will also collect 18% interest as opposed to 12%, which is about $70 million additional cash flow.

S. Bergman	Did I hear you need a 66% vote?

L. Goldstone
Well, there are two issues. We need a 66.66% vote from each of the series of preferred stockholders plus a 66.66% vote from all of our common and common equivalent voters, which includes the Series F preferred shareholders in order to modify the terms of the preferreds.

And so, the term modification includes elimination of the cumulative feature, elimination of the right to have all cumulative dividends paid before we can pay dividends to common, elimination of any voting rights, elimination of our ability to issue senior preferreds, and there are a whole other series of modifications as well.

So effectively, if 66.66% of each class plus our common shareholders vote to modify the terms, then effectively the preferred shareholders are going to have a piece of paper that’s going to have virtually no rights and no cash flow at all.

S. Bergman	But, I’m getting back to the other scenario.

L. Goldstone	But, that does not get the tender successful. The tender is only successful if 90% of the preferred shareholders tender. So, there are two issues that we have to accomplish with respect to that vote.

S. Bergman	Now as a preferred holder and an outsider looking in, given the fact that we have an instrument that is cumulative in nature, senior to the common holders, where did the $5 number come from?

C. Simmons	The $5 number was— Gee, do I even remember where the $5 number came from?

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

S. Bergman	I don’t ever think I’ve ever seen in my years on the Street a $35 par being called in at $5.

L. Goldstone	Effectively, the preferred stock is worth nothing. If you figure that the company just lost $3 billion—

S. Bergman	That’s today. You’re going to be an ongoing concern.

L. Goldstone
We would not be an ongoing concern without the tender and we would not have been an on-going concern without the $1.350 billion senior subordinated note transaction. We would have been a liquidated entity and the preferred shareholders would have gotten nothing.

S. Bergman	Do you think that in the liquidated entity, the preferred shareholders would have ended up with nothing?

L. Goldstone	Nothing.

S. Bergman
I understand the common shareholders would have ended up with nothing, but you’re from the school that the preferred shareholders would have ended up with nothing. So, you think this deal for the preferred shareholders is a fantastic deal.

L. Goldstone
I didn’t say it was a fantastic deal, but I said that it is a transaction that preserves more value than would otherwise have been preferred or had been preserved had we not entered into the transaction and been pursuing it this way. That is correct.

S. Bergman	Have you gotten any pushback from any of the preferred shareholders that they feel that the price is inadequate?

L. Goldstone
There has been, of course, some pushback from some, but I don’t think that anybody— None of our shareholders, preferred or common, have had the benefit of today’s earnings release and they have not had the benefit of reading our 10-Q, which they’re going to be able to read hopefully next week. And so consequently, I don’t think anybody really understands just exactly how far the fair value of our mortgage securities portfolio has fallen in the face of this market environment.

We’re talking about a company that reported $550 million of excess liquidity at the end of December that has incurred market value losses, realized or unrealized, of $2.2 billion in the three months between December 31st and March 31.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

S. Bergman	Sure, but you feel good about the … we all know it’s marked-to-market.

L. Goldstone
It doesn’t matter. Our repo lenders would have liquidated all of that paper at a $2.2 billion market value loss and somebody else would have been able to hold it. And so, everybody would have been wiped out, which is why we did not pursue a bankruptcy and which is why we did not pursue or why there were no other alternatives from an asset sale perspective or a liquidation perspective to get us to where we are today.

I assure you; we would not be here today had it not been for this transaction. I do believe that this gives the preferred shareholders a significant opportunity to recover a lot of value. In fact, my recollection is that the $25 par value is not exactly where most of the preferreds have been trading. They were trading in the $10 range for quite some time. In fact, they were trading the $2 to $3 range in February and March. And so consequently, there are a lot of preferred shareholders out there who are actually going to have a mark-to-market gain upon execution of this tender.

S. Bergman	Well, I guess we’ll find that out after we see how effective this is. Thank you.

L. Goldstone	You’re welcome.

Moderator	Thank you. Next, we’ll go to the line of Ravi Chopra of Samlyn. Please go ahead.

R. Chopra	Hello, Larry.

L. Goldstone	Hello, Ravi.

R. Chopra	Two questions. One is what’s the implication for Thornburg if you don’t receive an extension on the escrow from 100% of the senior sub investors?

L. Goldstone
Well, effectively, it’s less money for the tender. So, we’ll return the monies that don’t vote or don’t extend. We’ll return those monies. We’ll have less money for the tender and in fact, if there are not enough monies, then we won’t be able to affect the tender.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

R. Chopra
Okay. My second question is in an 8-K in April, you put out some slides that had an estimated pro forma balance sheet. You had made some estimations for the balance sheet as of March 24th. I was hoping you could just compare what the actuals ended up being as of the end of March based on your press release today versus what you estimated back then in terms of the unrealized and realized losses in the portfolio.

L. Goldstone
I actually think they were pretty close. I think the unrealized market value loss was $1.5 billion and that’s actually what we’ve ended up reporting. I believe that we were unclear about the realized loss on the sale of the $4.3 billion in assets at that time. And so, I don’t know whether we made any estimates with regard to that.

I think our balance sheet forecast was pretty close; the difference being the fact that on March 24th, I believe that we still had $700 million worth of borrowings with Merrill Lynch, which, according to the terms of the Override Agreement, needed be paid off by May 16th. And so, those borrowings were on the books as of March 31st at a reduced number because we were liquidating; we were selling that position out. I think we were estimating about $5.5 billion in repo proceeds. My sense is that’s going to be pretty close to where we’re going to get on an actual basis at the end of June.

So, the long and the short of it is I think it was a reasonable approximation or reasonably accurate estimation of where we ended up being.

C. Simmons	Yes, I think there was about a 3.7% decline in the value of our ARM assets between the 24th and March 31st just as a result of market spread movement and our valuation of the assets at that time.

R. Chopra	Okay, and does that have any implication in terms of financing of assets?

C. Simmons	No.

R. Chopra	Perfect. Thanks, guys.

Moderator	Thank you. Our next question will come from the Elliott Katz of Stifel Nicolaus. Please go ahead.

E. Katz	Good morning. Just to clarify; the actual official tender for the $5 a share for the preferreds has not gotten underway yet. Is that right?

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

L. Goldstone
That is correct. In order for that to begin, the company has to file a 10-Q and it has to file an S-4 with the SEC. That has to be reviewed and then it has to be completed and it has to effective and then the tender offer will commence.

E. Katz	That looks like the end of June?

L. Goldstone	No. That’s probably not going to be until the end of July.

E. Katz	The end of July, okay. Thank you.

L. Goldstone	You’re welcome.

Moderator	Thank you. Next, we’ll go to the line of Tayo Okusanya of UBS. Please go ahead.

T. Okusanya
Yes. Good morning, Larry. Just going back to some of the commentary you made earlier that hopefully the company can become profitable sometime in the back half of 2008. When you kind of think about that scenario, what basic assumptions are you making that will get you back into a profitable state?

L. Goldstone
Well, I think you have probably a 5.75% to 6% coupon on our portfolio. You have somewhere in the neighborhood of $2 billion of accretable discounts, which is being carried on the books today in the form of an impairment charge, but that is going to be realized in income as a yield adjustment going forward. That’s going to be realized over the next four or five years, whatever the average life is.

Plus, you have a funding cost that’s going to be LIBOR plus 35 on the repo book and maybe LIBOR plus 20 or 25 on the floating rate portion of our collateralized mortgage debt. And so consequently, you have a pretty decent interest margin between the effective yield on the portfolio and the company’s cost of funds.

It’s a little bit challenging right this minute to talk about exactly what that might mean because you also have some additional expenses related to the amortization of the warrants against our cost of funds and some other adjustments. But the long and the short of it is on a GAAP basis, the company will be profitable and on a cash flow basis and on a taxable basis, the company will be profitable as well.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

T. Okusanya	Okay. That’s helpful. Thank you.

Moderator	Thank you. Our next question will come from the line of Matthew Dundon at Miller Tabak Roberts Securities. Please go ahead.

M. Dundon	Hello. My principal question has to do with the disclosed 2Q 2008 origination activities, which you largely clarified as working through your pre-crisis pipeline. Is that correct?

L. Goldstone	That’s right.

M. Dundon
Okay. What is the state of your offices and your sales network? Have you had layoffs? Is there anything in … or people ready to step up and start to work at origination as soon as you feel that you have the legal and funding regime in the correct order for that?

L. Goldstone
We are ready to go. We have not had any layoffs within the organization. The staff is fully intact. I would say as a general rule, probably one of the significant challenges that we’ve had to deal with; I mean there have been many challenges, but one of the significant challenges that we’ve had to deal with is the employee morale around a financing environment and a mortgage environment and an earnings release like this one in terms of keeping people believe that there is a potential opportunity down the road.

But, I think we’ve done a good job at trying to maintain employee morale. We’ve put a number of programs in place intended to try to retain our talented employees and everyone is here. I think everyone is very, very anxious to get moving forward. We are fully capable of proceeding once we get a few of these other sort of financing issues out of the way.

M. Dundon
What is your sense as to your sales and introducing channel? Have people who bring you new loans been going to other people in the meantime? Have your competitors sort of not been out there too, so there’s still plenty of opportunity for you? In other words, when you get back in, are you expecting people to be picking up the phone and calling you? What are your thoughts there?

L. Goldstone
I think realistically, it would not be reasonable to say that everybody is going to be there for us. But, I think that maybe a little broader commentary on the mortgage market in general as well see it, particularly in the super-jumbo segment of the market, which is where we operate.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

I would define the mortgage market in the super-jumbo space as a highly dysfunctional and highly fragmented market. You kind of have a couple of different worlds out there. Number one, you have community and to some extent, regional banks who are fairly active in the lending business. They are doing loans for their retail customers and they are funding them with deposit liabilities and federal home loan bank advances.

That part of the market, to some extent, seems to be working fairly well. However, anecdotally what I hear is the process for a borrower to get an underwriting approval is a long-term arduous process, maybe taking 60 to 90 days to get a loan approved.

For the mass-market lenders, they seem to be pretty much out of the market other than for retail customers. If you think about our business, or the way we think about tour business, our sales force, so to speak, is our correspondent and mortgage broker or wholesale network. Many, many lenders have shutdown their correspondent and wholesale sourcing channels and are only making loans directly to retail customers.

And so, we believe that there is a substantial niche out there that we are fully capable of taking advantage of because we already have the systems and the infrastructure in place to lock loans, underwrite loans, due diligence loans, fund loans, warehouse loans and securitized loans. So, we think we have a fairly good opportunity out there that is going to meet a big chunk of the market, maybe as much as 60% of the market that is being underserved today.

The last point I’ll make is that as we look at mortgage loan pricing in the jumbo and super-jumbo space, I don’t think in my career I’ve ever seen a less efficient, more dysfunctional set of pricing; everything from a 5.5% to 6% interest to an 8% to 10% depending upon who you go to. So, there is no real market out there today and so we’re pretty optimistic about getting out there. But obviously, you have to get there and we need to be out there to be able to comment more definitively.

M. Dundon	Okay. That’s great. Thanks.

Moderator	Thank you. Our next question will come from the line of Michael Hussey of Mid-Continent Capital. Please go ahead.

M. Hussey
Hello, Larry. Earlier, in response to a question about the preferred, I think I heard you say that if the term modification goes through then the preferreds essentially will be worthless, with no cash flow at all so that the tender should be attractive to the preferred holders.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

L. Goldstone	Yes.

M. Hussey	Well, no cash flow at all; I’m not sure if that’s right. They may not be entitled to their cumulative dividends, but you just said that you expect to be profitable on a GAAP and cash flow basis.

L. Goldstone	Yes, but we’re not obligated to pay any dividends. The profitability of the company would be greatly diminished if the tender offer is not successful.

M. Hussey
I follow that, but what I’m saying is that you’re not obligated to pay any dividends. But certainly, you’re obligated to pay dividends to your preferred holders before paying any dividends to your common holders.

L. Goldstone	That is correct.

M. Hussey	Thanks very much.

L. Goldstone	We can always give up our REIT status.

M. Hussey	That’s true as well. Thank you.

Moderator	Thank you. Next, we’ll go to the line of Jay Lustig of Equibond Incorporated. Please go ahead.

J. Lustig
Hello, gentlemen. Not to beat a dead horse with this preferred, and it’s obvious that you guys are trying to do some sort of reorganization outside of the bankruptcy proceeding and it’s commendable. What I’d like to do is get my hands around this Principal Participation Agreement. What I’m most concerned with is that you’re asking the preferred holders, and my clients have a very large amount of securities at preferred. You’re asking us to make a decision, stripping us of our rights without providing us with adequate information and then there’s no guarantee that you’re going to do the tender anyway. There’s nothing set in stone. You’re not bound by it. We had an obligation that you were going to pay this preferred at a certain rate and at a certain par and you were unable to honor that commitment.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

Here we’re being asked, without a 10-Q, to vote on whether or not we should allow you guys to strip the Series F preferred of their rights. I mean it’s unbelievable. I mean the watchword for SEC monitored votes is disclosure, disclosure, disclosure. If you guys are struggling with how to value some of these new fangled punitive types of financing agreements, how do you expect the average investor to make a decision when they have zero data. Other than this press release, we have zero data. I mean you guys had total equity of $1.759 billion going into this quarter. With amazing … you raised additional money via preferred and then that was dead on arrival. So, who knows how much more preferred you have.

Let’s say you’re somewhere north of $2 billion before you had this $3.3 billion write-down, of which a lot of it is, “We’ll mark this thing down to $1.54 billion. We’ll say that the new financing cost us another $950 in write-downs.”

So, I mean a lot of this we’re pulling numbers just that arbitrary and you’re asking the average investor to try to figure out what do we do with this piece of paper. I don’t think that’s right. What I’d like to find out rather than beat a dead horse in that arena is I’d like to get more clarity on this Principal Participation Agreement. Now, you mentioned you had close to a $31 billion portfolio. It’s my understanding that this Principal Participation Agreement does not cover all $31 billion. There’s a certain percentage.

I’d kind of like to know what portfolio we’re really talking about, where is it being marked down presently, what’s the likelihood of principal payments and then when you do make a principal payment that is going to be glommed by the owners of this Principal Participation Agreement, how is that treated from an accounting standpoint. Is it a deduction, an income tax deduction, an income deduction for the company? Is it ordinary income or principal payment for the recipient of that money? Maybe you can run us through exactly how that Principal Participation Agreement works and what it all encompasses.

L. Goldstone
Sure. I guess maybe the place to start here is in terms of the assets that are addressed by the Principal Participation Agreement. We have roughly $8 billion of original face or current face of mortgage-backed securities that are being financed in the Reverse Repurchase Agreement market. We have written those securities down by a total of $2.2 billion to their fair market value.

I will suggest to you that that is not an arbitrary mark. That is a mark that is based upon a pricing service that has been reviewed by our auditors and accountants and is an agreed upon level one or level two or level three pricing methodology, depending upon how we classify it. But, I think the majority of our assets— Well, we go to level three because the market just a little … these days - level two and level three.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

So, this is not an arbitrary number. This has some foundation or some grounding in where mortgage securities trade in the marketplace today. That $8 billion of current principal that probably has a carrying value of roughly $6 billion is the subject of the assets that are part of or identified by the Principal Participation Agreement.

So right now, all of those assets are being financed in the Reverse Repurchase Agreement market. They are subject to the Override Agreement where five of our Reverse Repurchase Agreement lenders are financing that collateral for us until March 16, 2009 at which time the Override Agreement will expire.

In that interim period of time, we are paying 100% of the monthly principal pay downs, but 20% of the interest pay downs to reduce that outstanding borrowing amount and that is a contractual condition of the Override Agreement with those lenders. That’s amounting to about $100 million or so of cash flow a month.

If the Principal Participation Agreement is effective, meaning that the tender offer is not successfully completed, then beginning with all principal payments in April of 2009 and until March of 2015, all of the principal payments that are received on those assets, that $8 billion universe today, which are primarily Aaa rated and we think are primarily money good; those principal payments are going to be paid to the participants in the Principal Participation Agreement.

And so, the company will not have the benefit of being able to reinvest any cash flow that’s coming off of those instruments on a going forward basis. Consequently, there will be no improvement in profitability as a result of that and secondarily, the fair market value loss is going to be captured by those Principal Participation participants as opposed to common shareholders.

Now, the rest of the portfolio, which is about $22 billion, is all financed with collateralized mortgage debt. Those are all structured finance transactions where we have deposited our loans into a trust and we have issued mortgage-backed securities against them. Those mortgage-backed securities that we’ve issued against them are accounted for as a financing; so, they are on our balance sheet. In those structures, the way that they work is 100% of the principal cash flows are directed to the Aaa rated classes first until they are paid down to, let’s just say, a de minimis amount.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

And so, there is no principal cash flow being generated today net to the company on those obligations. All of that principal is being used to pay down the senior classes of those mortgage security transactions and that’s part of the way the credit enhancement structure works. It’s an accelerated pay down structure that gets the Aaa's paid off more quickly and it builds credit enhancement over time.

The subordinate classes of all of those securities are owned by us and they are held as part of our securities ARM loan portfolio. Those are being held by the Reverse Repurchase Agreement lenders as part of the Override Agreement. And so, ultimately, those principal cash flows are going to be diverted to the Principal Participation Agreement participants as well. And so, there will be no principal payments made to anybody other than the Principal Participation Agreements in any future period unless we are able to terminate the PPA.

Now, just to go a step further here. I mean there are lots of potential outcomes that can then come about. Why would a repo lender continue to finance the company’s repo book if in fact the Principal Participation Agreement is in effect? We believe that there are potentially some tax sale issues that are going to result of the fact that all of the principal payments are going to be directed to the PPA. And so consequently, we may lose our REIT status. We may have a tax sale of all the assets. I think that there are a number of potential and very negative and adverse outcomes that arise out of the fact that the tender offer does not complete.

Finally, none of those Principal Participation Agreement payments are going to be used to reduce any of the unsecured debt of the company. And so consequently, the preferred stockholders at the end of the day are going to be left with a company in 2015, if we can make it that far, that has no assets and will have roughly $2 billion in debt, senior to the preferred stockholders with no assets and no cash flow.

J. Lustig
You’re saying no cash flow. What about the net interest income? By the way, if you back out all your nonrecurring stuff, then you had about $30 million last quarter is the number I kind of came up with.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

L. Goldstone
The senior notes have about a $24 million annual interest expense. The senior subordinated notes are going to have $180 million annual interest expense. The subordinated notes have roughly $70 million annual interest expense. Consequently, there’s going to be—

J. Lustig
The bottom line, the 18% that you’re paying for the senior subordinated notes; if you would have gotten a great rate, it would have been 8%. You’re paying a 10% type of— I mean it’s costing you $100 million for that money in addition to cutting a deal with them to give you the hammer over preferred because if it wasn’t for this Principal Participation Agreement, you wouldn’t have a hammer over the preferreds. In fact, you’re going to be incurring $200 million of more debt to buyback the preferreds at $0.20 on the dollar.

My question is, on the $8 billion of portfolio that concerns this PPA; of the $8 billion- Given the state of refinancing and the market as it stands right now, between 2009 and 2015, of this $8 billion; the write-up doesn’t concern me because they don’t get a percentage of the write-up. They get a percentage of the principal payment. Of the $8 billion of portfolio, what is a reasonable amount in this environment of which the PPA agreement would generate?

And then, my other question had to do with when they get, and let’s just say, for example, we pay them $100 million in one year because that’s how much we received in principal on that $8 billion. What is that? Is that an interest deduction? What do we call that? How are you treating that on the books? What is the recipient, when they get $100 million of principal payment under the PPA, what do they consider that? What it is - interest income, a dividend? What is that?

L. Goldstone	Well, to them I believe it’s going to be a return on capital, and for us, we’re not talking about $100 million a year. We’re talking about $100 million a month.

J. Lustig	That’s with interest too. The $100 million; I thought you said it was interest.

L. Goldstone	No, that’s just principal.

J. Lustig	So, you’re trying to tell me this $8 billion has a run-off of $1.2 billion a year?

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

L. Goldstone	Yes, that is correct.

J. Lustig	That’s the best deal you could have done? I mean giving somebody $1.2 billion a year, and what did they pay for this PPA - $100 million? Is that the number?

L. Goldstone	That’s correct.

J. Lustig	So, they paid $100 million and for that $100 million, they’re getting the right to receive $1.2 billion a year and that was the best deal we could have done.

L. Goldstone	That is the best deal we could have done.

J. Lustig
There is no one else who would have given you given you deal anywhere near that. Why wouldn’t you do some sort of rights offering to the preferred? Everybody would do that deal. What the PPA does is it gives you a hammer over the preferred.

L. Goldstone
We didn’t have time. We had two weeks. We had two weeks and the repo lenders were going to liquidate the portfolio and then we would have had a $2.2 billion loss and it would have been game over and no assets because all of the assets would have been gone.

J. Lustig	The good news is now we have $1.1 billion from the senior subordinated preferred. What about the issue? You’re asking people to make a decision without the facts. Why not wait until you have a 10-Q?

L. Goldstone	We have not solicited our preferred shareholders for a tender offer.

J. Lustig	You are asking them to relinquish their rights.

L. Goldstone
No, I am not. There are two votes that are going to be required to modify the terms. The common shareholders, according to Maryland law, have to vote on a modification of terms because the rights are basically part of our Articles of Incorporation. And so, in order to amend the Articles of Incorporation, we have to get the common shareholders to approve it and then separately, the preferred shareholders to approve it.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

When you get your tender offer materials, you’re going to be asked to do two things. You’re going to be asked to vote the change the rights in the terms of your Series of preferred that you own, plus you’re going to be asked to tender your shares. In that document, you will have a 10-Q, all the current financial statements, as well as all of the information you need in the form of an S-4 filing. We are not asking anybody to make any decisions with information that they do not have.

J. Lustig
My last question and then you go to somebody is when the Series F and the common vote together, are they going to be treated separately? It’s obvious that the common would always vote to do anything to crush the preferred. That’s a no brainer. I mean of course they would vote. Any common shareholder for any company in the whole world would always say, “Oh, yes. Let’s screw over the preferred holders.” I mean that’s obvious. Is the Series F vote going to be combined with the common shares for that third proposal?

L. Goldstone
There are two votes. There is a vote for common shareholders that includes the Series F preferreds who have the right to vote 2.17 shares of common for every share of preferred that they own. So, they are voting in the class of common shareholders. There are roughly 79 million votes that the preferred shareholders have out of a total of about 440 million total votes. That is the class of all common shareholders, which includes the preferreds’ right to vote as common shareholders.

And so, you are correct. They are a minority in that universe. Consequently, they may be deemed disadvantaged or not. But, they are being asked to vote as common shareholders, not to vote as preferred shareholders in a theoretical sense.

They will then be asked to separately vote as a class. So, all of the Series F preferred shareholders are going to be asked to vote separately as a sole class and we will need to obtain 66.66% of that vote in order to modify the terms.

J. Lustig	All right. Well, at least the court battle will be interesting. Somebody else can ask a question.

Moderator	Thank you. Next, we’ll go to the line of Kevin Starke of CRT Capital. Please go ahead.

K Starke	Would you be able to give us some idea of what your shareholders’ equity would be as of the March 31st 10-Q?

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

L. Goldstone	It’s going to be roughly negative $2.1 billion. That includes the preferred. That’s all equity.

K Starke
I know I would wait a week to see this, but I’m an impatient person. I was wondering if you could just give some broad breakdown of the capital structure right now, like between repos and floating rates.

L. Goldstone	I’m sorry; say again.

K Starke	I was wondering if you could give some rough breakdown of the capital structure now between repos and floating rate debt.

L. Goldstone
Well, it’s about negative $1.1 billion including the preferred as part of the equity account. The repo book is going to be about $6 billion at the end of March and the collateralized mortgage debt is about $22 billion and I believe about $18 billion of that is floating rate.

K Starke	Okay. The way the transaction was set up, do you believe that the PPA would have resulted in a default on, for example, the 8% senior notes at some point before maturity?

L. Goldstone
No. It’s not a technical default. I think there is some question or there could be some question about whether we would have adequate cash flow to pay off the senior notes at maturity if the PPA were in place. But, that’s five years down the road and a lot can happen between now and then.

K Starke	But in fact, do you think you would have been able to service the interest payments on that?

L. Goldstone	Yes.

K Starke	Now, this $950 million reduction to equity because of the transaction, does some of that potentially get reversed if the Principal Participation Agreement is taken out?

L. Goldstone	No. It’s not going to be driven by the Principal— Well actually, various components of this valuation will change depending upon whether the Principal Participation Agreement is in effect or not.

C. Simmons
The values can change and stuff can move back through earnings because the warrants or the Principal Participation Agreement, which we’re calling a derivative financing liability, that’s fair valued and the notes are fair valued. And so as there are changes in the fair value; for example, if the trigger event happens, it’s likely that the value of the notes will go up. So, that would create a fair value adjustment. That would be a loss.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

To the extent that the common stock would decline in value based on perception in the marketplace or additional dilution that occurs, that would result in a gain, but it’s all based on the fair value of the components of the transaction. The Principal Participation Agreement, in and of itself; in general, if there’s no trigger, that would reduce the value of the package from a fair value perspective.

K Starke
So effectively, the loss was attributable to the fact that if you took the value of the warrants received along with subordinated notes, the implied value of those notes was probably something like 300% face value. Is that roughly a fair description?

C. Simmons
It’s not that much. It’s about doubled. That largely is the result of the common stock price right at April 1 remained relatively high because this deal was done at 3/31. In doing the valuation, we were not able to use subsequent market activity and the common stock price in order to make the value closer to what its intrinsic value would be. It’s a fair value level one/level two market information.

K Starke	So presumably, as the market takes into account the dilution from the transaction, some of this $950 could be reversed.

L. Goldstone	Yes, that’s correct.

K Starke
Okay. On a different … now your largest shareholder is said to become the controlling shareholder of one of the largest homebuilders in the United States. Have you had any discussions about whether that could provide a source for your origination business?

L. Goldstone
There have been some preliminary conversations. But truthfully, I don’t really know what Standard Pacific does for a business. We are a super-jumbo mortgage lender. I’ve never known them as a homebuilder to be in the super-jumbo home construction segment of the market. But if they are, then there could be some potential synergies there.

K Starke	Thank you for your time.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

Moderator	Thank you. Next, we’ll go to the line of Robert Clutterbuck of The Clutterbuck Firm. Please go ahead.

R. Clutterbuck
Hello, Larry. How are you? Larry, our enormous concern is exactly what’s been exhibited on this phone call. Anyone who reads the Participation Agreement knows there’s only two choices; you either get $5 plus shares or you get zero. But clearly the institutions are going to get it, but we’ve had a lot of experience with retail and retail really doesn’t understand it. How big of a marketing— If you can lay this out, people are going to vote for it, but you’re going to have to get out there and market this thing, I believe, not to get the institutions but to get the retail. We’ve had four calls where people just don’t understand they’re going to get nothing. How active are you going to be in marketing this thing?

L. Goldstone
Well, I think its going to be a substantial effort on our part and we definitely realize the challenge that we’ve got ahead of us. The Series Cs and the Series Fs have a fairly substantial component of institutional holders, many of which are also participants in this new financing transaction. But you’re right; the Cs and the Ds are largely retail and it is going to be a grassroots effort.

We have hired a solicitation firm and we are developing marketing materials and we will have Web sites and we’ll be doing conference calls and we’ll be doing other information dissemination in order to try to capture their attention.

I think the other thing is there’s a pretty interesting arbitrage out there even for retail investors. There’s a fairly substantial arbitrage available to buy the preferred stock; buy additional preferred stock for your existing preferred stock shareholders in the retail system at $4.30 a share, tender it for $5.00 and three shares of common. That’s a pretty nice upside return.

R. Clutterbuck	Well it’s a phenomenal arbitrage as long as people get it and don’t understand what their alternative is. Again, that’s the only concern. Otherwise, it’s a slam dunk.

L. Goldstone
I understand it and we are going to spend as much time and effort. I mean look, the whole future of the company rides on this. We’re not happy about the transaction, but I can go to bed at night and I know that we gave it our all. We turned over every rock. We looked at every possible transaction. I have got not qualms with where we ended up because I know what the market environment was like and what the constraints were like in that February and March time frame. I can assure you, there was no alternative. This is it.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

And so, we are going to spend a lot of effort over the next couple of months first getting our S-4 effective, and then marketing this preferred tender.

R. Clutterbuck	Well, I’m glad to hear that because that’s what it is; it’s a marketing job at this point.

L. Goldstone	Yes.

R. Clutterbuck	Thank you.

L. Goldstone	You’re welcome.

Moderator	Thank you. Next, we’ll go to the line of John Wagner of Camden Asset Management. Please go ahead.

J. Wagner
Yes, I guess now that you’ve convinced all of us that indeed as preferred holders we should tender, what’s the incentive to grant the extension from the people that hold the other side of this transaction? Could you maybe give us some insight as to what you think the likelihood that you’ll get 100% participation from them and if you get 90%, how is that going to work?

L. Goldstone
Well, I think that our goal is to get 100% consent. We believe that there is a substantial incentive for the escrow participants to extend the escrow agreement for three months. There is as a going concern and given the opportunity to return to normalized operations, we believe that the escrow participants are going to have substantial upside in their warrants that— I guess this is what I should say. The escrow agreement holders have currently deposited $200 million in cash in an escrow account that’s earning some money market rate of interest today, pending the completion of the tender.

Upon completion of the tender, they are going to get a 12% note and then they’re going to get warrants equal to the value of their investment comparable to what the initial warrant grant was. And then, they’re going to get contingent warrants, which is effectively going to give them in the neighborhood of 2.8 billion shares of common stock that they’re going to own at one penny. And so, there is a substantial upside return opportunity for them and the cost is for them to sit in an escrow account at a money market rate of interest for three months.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

J. Wagner
On the other hand, presumably these guys also own the existing notes and if the tender doesn’t go through then they get the enhanced cash loads off the pole, which isn’t the worst thing in the world either.

L. Goldstone
That’s true, but the upside opportunity for— In other words, the protection they get from the Principal Participation Agreement plus the notes is probably going to be roughly a return of principal maybe 1.5 times return on their principal investment, but they’re likely not going to get their $1.350 billion back at maturity.

The alternative is a much bigger return. As a going concern and an operating entity well capitalized outside of the Override Agreement with the ability to reinvest cash flows, this could be a 3x, 4x, 5x times return. And so consequently, there is substantial motivation for them to want to continue to see, to play it out. It’s really just a question of $200 million sitting in a money market account for three months to see how it goes.

J. Wagner
Okay. The rub here pretty much getting the retail participation on the two- the rest of the transaction or why the spread exists, you would say is probably uncertainly over how the two smaller preferred issues vote in this transaction and whether you get 66%?

L. Goldstone
Yes, I think there’s some uncertainty about that. We know it’s going to be a challenge. But, the good news is there is a very attractive arbitrage and so consequently, we suspect that there are arbs that are buying the preferred today with the expectation of making a very nice return for tender. We suspect that that momentum will pick up once we are allowed to market the transaction and talk about the transaction, which can only happen after we have an effective registration statement with the SEC.

J. Wagner
I also understand that if you get 66% but not 90%, can’t the people in the pool deem it as a successful tender rendering, the remaining preferreds pretty much - the people that don’t tender, their share is worthless and the people that did tender get the $5.00. Is that true?

L. Goldstone	That is true. That is the way the document reads, yes.

J. Wagner	Thank you.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

Moderator	Thank you. Next, we’ll go to the line of Jeff Tudas of Summit Wealth Advisors. Please go ahead.

J. Tudas
Thank you for taking my call. I had a follow-up to that personnel question that was asked a little bit ago. In the May 13th issue of The Wall Street Journal, in the career section, you advertised a number of positions. In looking at that, I took that as a positive and I just want to confirm that, that what you’re saying is you lost no employees up to this point and you’re actually adding on.

My second question is it looks like it has to do a lot with firming up your systems. You asked for an SEC reporting manager, tax compliance manager, budget manager, asset and liability manager, and then it says, “Other mid and senior level finance and accounting positions.” I guess my third question is, how successful have you been? I realize it’s only June 12th now, so you haven’t had quite a month. But, how successful have you been in those efforts?

L. Goldstone
Well, let’s see. You are correct. We are in fact advertising for some mid and senior level folks. The reality is this has been an extraordinarily difficult market environment dating back to August of last year and it has put a lot of stress on a lot of folks around here, particularly in our accounting and our capital markets areas. There are some individuals within those areas who have indicated either a desire to leave the company and there are some others who have effectively tendered a resignation for some time later this summer. There are no immediate defectors and virtually everybody that is looking to leave the company is giving the company more then ample notice so that we can hire replacements and train replacements.

Additionally, we have had historically a couple of positions that were never filled. And so consequently, we were asking some of our existing staff members to wear two hats instead of one hat, combined with such things as maternity leaves and other things like that that further put some strain on staff.

The point is in normal operating circumstances, we were more then adequately staffed. In abnormal and stressful and unusual market environments, this has put a substantial amount of pressure on some of our employees and they’re looking for some lifestyle changes and obviously we’re willing to accommodate them.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

But, we do believe that we have a significant positive future, that there is a significant opportunity within this organization and we are definitely looking to not only replace those folks, but hire some additional staff as well. To Clay’s point, some of them have even agreed to stay for a while just on a consulting basis so that we don’t have this mass exodus of folks.

We’ve definitely have some challenges in the employment and the personnel area and I think we are trying to aggressively address those. We’re definitely looking for resumes. If you know of anybody that has accounting and finance backgrounds, this is a great place to be and we’re looking to hire some quality folks.

J. Tudas	Great. Thank you for your answer.

Moderator	Thank you. Our next question will come from the line of Matthew Ehmer of Solar Plank Capital. Please go ahead.

M. Ehmer
Hello. Thanks. Two questions. The first is could you guys disclose the average carrying value as a percentage of face of the mortgage securities that you have financed by repurchased debt? The second question is of the $2.2 billion of realized and unrealized losses, are all of those related to the mortgage securities portfolio or are some showing up in other parts of the balance sheet?

L. Goldstone
Let’s see. I think we’re marked at about $0.80 on the dollar and that’s pretty close. You’ll be able to figure it out when we file the Q, but that’s pretty close. That is only the mortgage— Actually, it’s two component parts. It’s a little complicated for us, but it is the mortgage securities portfolio and on our balance sheet, we refer to it as purchased ARM assets.

But, it also includes a mark on securitized ARM loans, which are loans that we originated and securitized. We never issued them in the form of a permanent debt financing transaction. So, we carry them on our books as mortgage securities, but they’ve never been issued as securities. So from an accounting perspective, they are loans and they are financed on the repo lines. Is that complicated enough for you?

M. Ehmer	NO, that makes sense. So, there’s no mark taken to the CMO?

L. Goldstone	That’s correct. The ARM loan is collateralizing debt and the collateralized mortgage debt are not mark-to-market. Those are still loans.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

M. Ehmer	Okay. Thanks.

Moderator	Thank you. Our next question will come from the line of Jim Willett of TBT Securities. Please go ahead.

J. Willett	Hello, Larry. We have addressed a lot of the preferreds. But with regard to the common stock, the dilution and then the possibility of a reverse split, can you comment on that?

L. Goldstone
Well, I think that the first issue is that we need to get a successful vote to increase the authorized shares. That will happen today. And so, we’ll know the results of that vote by the end of this afternoon or after the annual shareholder meeting, which is going to end no later than 3:00 mountain time today and we’ll make an announcement there.

After that, I believe that the board of directors is set to consider a resolution that would authorize the reverse stock split. We do not need shareholder approval for that. I’m sure that’s going to still be subject to debate. And so, the board is still going to talk about that a little bit, but my sense is that that can be affected fairly quickly after that resolution has passed and we would, I think generally speaking, like to pursue a ten for one reverse stock split and get the stock trading back on the New York Stock Exchange.

J. Willett	Okay. With regard to the dilution itself, how much of that impact has already been felt in the price of the common?

L. Goldstone	Well, that’s for you to decide. We’re not quite sure that we understand or have a good view into that.

J. Willett	Okay. Thanks.

L. Goldstone	You’re welcome.

Moderator	Thank you. We have a follow-up question from the line of Matthew Dundon from Miller Tabak Roberts. Please go ahead.

M. Dundon
Hello. Yes. I think I might have missed the number. Could you break down the repo and the non-repo balance sheet estimates? I think you said $6 billion repo as of March 31, but what was the balance of that?

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

L. Goldstone	Yes, let’s just say it’s about $6.5 billion of repo and commercial paper debt and $22.5 billion of collateralized mortgage debt.

M. Dundon	Thanks.

Moderator	Thank you. We also have a follow-up from the line of Michael Hussey of Mid-Continent Capital. Please go ahead.

M. Hussey
Larry, hello. In terms of dealing with your preferred shareholders, you can simply tell them they have to be wiling to accept a double amputation versus dying of gangrene. But, it seems more subtly then that. I think you need to be able to explain to the preferred shareholders who might need the explaining. They can understand going along with the term modification, but what happens to them if they decide, “Well I’ll take a chance on being in that 10% that doesn’t tender“? Because it’s sort of a prisoner’s dilemma, isn’t it?

L. Goldstone
Well, I think that if they choose to be in that category, they’re essentially going to be holding a piece of paper that is not going to ever have a dividend. There’s going to be no cumulative dividend rights. They’re going to have no voting rights. They’re going to be delisted, so they’re not going to trade. And so, we think that’s really not a particularly good place for an investor to be.

The truth of the matter is, Mike, that 10% is really a carve-out for sort of a tender offer reality, which is there are going to be shares of preferred stock that are going to be buried in somebody’s safe deposit box somewhere or lost certificates or hermits and the unsuspecting who just will never ever know about this preferred stock tender and so they’re not going to be aware of what’s going on.

M. Hussey	I follow that, but you said, “Not going to ever have a dividend." How can that be unless you’re declaring now and forever you’re never going to pay a dividend on your common stock?

L. Goldstone	One of the modifications of the terms would allow the company to pay a dividend on the common without having to pay dividends on the preferred.

M. Hussey	Okay. Thank you.

Moderator	Thank you. Gentlemen, there are no further questions in queue at this time.

THORNBURG MORTGAGE
Host: Larry Goldstone
June 12, 200810:00 a.m. EDT

L. Goldstone
Okay. Very good. Well, I thank you all very much for your time and your good questions. We certainly, as management, have learned a lot from this conversation and we appreciate your input and your feedback. We obviously stand ready through our Investor Relations department to answer any follow-up questions that any of you have.

Otherwise, I will also remind you the annual shareholder meeting will be Webcast today for anyone who wants to listen in. We will be announcing the vote of the annual meeting at the end of business today. So, thank you very much and have a great day.

Moderator
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That does conclude your conference for today. Thank you for your participation and for using the AT&T Executive Teleconference Service. You may now disconnect.